Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Silver Spike Acquisition Corp. on Amendment No. 1 to Form S-1, File No. 333-232734, of our report dated June 20, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Silver Spike Acquisition Corp. as of June 11, 2019 and for the period from June 7, 2019 (inception) through June 11, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 26, 2019